UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-32551

CIFC Corp.

(Exact name of registrant as specified in its charter)

250 Park Avenue, 4th Floor, New York, NY 10177

(212) 624-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

This Form 15 relates to Common Stock, par value $0.001 per share, of CIFC Corp., 100 shares of which are currently issued and outstanding.  Pursuant to the Agreement and Plan of Merger, dated November 11, 2015, by and among CIFC Corp., CIFC LLC and CIFC Merger Corp., a wholly owned subsidiary of CIFC LLC, on December 31, 2015, CIFC Corp. completed its merger with and into CIFC Merger Corp., with CIFC Corp. as the surviving entity and wholly owned subsidiary of CIFC LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CIFC LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 5, 2016	By:	/s/ Julian Weldon
			Name:	Julian Weldon
			Title:	General Counsel